Filed by AbbVie Inc.

Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Shire plc

Commission File No. for Registration Statement

on Form S-4 filed by AbbVie Private Limited: 333-198286

On August 22, 2014, AbbVie Inc. made the following communication publicly available:

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION

For immediate release	August 22, 2014

AbbVie Inc. announces filing of a Registration Statement on Form S-4 with the Securities and Exchange Commission (“SEC”)

AbbVie Inc. (“AbbVie”) has filed a registration statement on Form S-4 with the SEC which contains a preliminary proxy statement of AbbVie and a preliminary prospectus of AbbVie Private Limited (“New AbbVie”) relating to the shares to be issued by New AbbVie in the proposed transaction with Shire plc (“Shire”). The Form S-4 has not been declared effective by the SEC. New AbbVie is currently a private limited company organized under the laws of Jersey and a direct wholly owned subsidiary of AbbVie, which will be re-registered as a public limited company and renamed AbbVie plc at or prior to the completion of the transaction.

A copy of the Form S-4 will be available on AbbVie’s website at http://www.abbvieinvestor.com/phoenix.zhtml?c=251551&p=irol-disclaimer-documents.

In accordance with Rule 30.4 of The City Code on Takeovers and Mergers issued by the Panel on Takeovers and Mergers (the “Code”) , a copy of this announcement will be available on AbbVie’s website at http://www.abbvieinvestor.com/phoenix.zhtml?c=251551&p=irol-disclaimer-documents.

Inquiries:

AbbVie investor contacts

Larry Peepo

(Tel: +1 847 935 6722)

Liz Shea

(Tel: +1 847 935 2211)

AbbVie media contacts

Jennifer Smoter

(Tel: +1 847 935 8865)

Adelle Infante

(Tel: +1 847 938 8745)

J.P. Morgan (Financial Adviser)

Jeffrey Hoffman / Henry Gosebruch / Benjamin Wallace

(New York, Tel: +1 212 270 6000)

Laurence Hollingworth / Dwayne Lysaght / James Robinson

(London, Tel: +44 207 742 4000)

Further information

J.P. Morgan Securities LLC (“J.P. Morgan”), together with its affiliate J.P. Morgan Limited (which conducts its U.K. investment banking business as J.P. Morgan Cazenove and which is authorised and regulated by the Financial Conduct Authority in the United Kingdom), is acting exclusively for AbbVie in connection with the possible offer and for no one else, and is not, and will not be, responsible to anyone other than AbbVie for providing the protections afforded to clients of J.P. Morgan or its affiliates, or for providing advice in relation to the possible offer or any other matters referred to in this announcement.

Disclosure requirements of the Code

Under Rule 8.3(a) of the Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror, save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

Disclosures are therefore required in the shares of AbbVie and Shire.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel’s website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first  identified. You should contact the Takeover Panel’s Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

No Offer or Solicitation

This release is provided for informational purposes only and does not constitute an offer to sell, or an invitation to subscribe for, purchase or exchange, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this release in any jurisdiction in contravention of applicable law.

Additional Information and Where to Find It

In furtherance of the combination, New AbbVie has filed with the SEC a registration statement on Form S-4 containing a preliminary Proxy Statement of AbbVie that also constitutes a preliminary Prospectus of New AbbVie relating to the New AbbVie Shares to be issued to New AbbVie Stockholders in the combination. In addition, AbbVie, New AbbVie and Shire may file additional documents with the SEC. INVESTORS AND SECURITY HOLDERS OF ABBVIE AND SHIRE ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Those documents, when filed, as well as AbbVie’s and New AbbVie’s other public filings with the SEC may be obtained without charge at the SEC’s website at www.sec.gov, at AbbVie’s website at www.abbvieinvestor.com and at Shire’s website at www.shire.com. AbbVie plans to mail its stockholders the definitive proxy statement/prospectus after the registration statement on Form S-4 is declared effective by the SEC. It is expected that the New AbbVie shares to be issued to Shire shareholders under a scheme of arrangement will be issued in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended, provided by Section 3(a)(10) thereof.

Participants in the Solicitation

AbbVie, its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the transactions contemplated by the Proxy Statement/Prospectus. Information about the directors and executive officers of AbbVie is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 21, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 24, 2014. Other information regarding potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus when it is filed.

Forward-Looking Statements

This announcement contains certain forward-looking statements with respect to a combination involving AbbVie and Shire. The words “believe,” “expect,” “anticipate,” “project” and similar expressions, among others, generally identify forward-looking statements. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the possibility that necessary regulatory approvals or stockholder approvals will not be obtained or any of the other conditions to the combination will not be satisfied, adverse effects on the market price of AbbVie Shares and on AbbVie’s or Shire’s operating results because of a failure to complete the combination, failure to realise the expected benefits of the possible combination, negative effects relating to the announcement of the possible combination or any further announcements relating to the possible combination or the consummation of the possible combination on the market price of AbbVie shares or Shire shares, significant transaction costs and/or unknown liabilities, general economic and business conditions that affect the combined companies following the consummation of the possible combination, changes in global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax laws, regulations, rates and policies, future business combinations or disposals and competitive developments. These forward-looking statements are based on numerous assumptions and assessments made in light of AbbVie’s or, as the case may be, Shire’s experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this release could cause AbbVie’s plans with respect to Shire, AbbVie’s or Shire’s actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this release are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this release. Additional information about economic, competitive, governmental, technological and other factors that may affect AbbVie is set forth in Item 1A, “Risk Factors,” in AbbVie’s 2013 Annual Report on Form 10-K, which has been filed with the SEC, the contents of which are not incorporated by reference into, nor do they form part of, this release.  Neither AbbVie nor Shire undertakes any obligation to release publicly any revisions to forward-looking statements as a result of subsequent events or developments, except as required by law.